SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1)
of the Securities Exchange Act of 1934

BIOLOK INTERNATIONAL INC.
(Name of Subject Company (Issuer))

TUMBLER MERGER CORP.,

TUMBLER HOLDINGS, INC.

and

HEALTHPOINTCAPITAL PARTNERS II, LP
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share	090943200
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Mortimer Berkowitz III,
President
Tumbler Holdings, Inc.
505 Park Avenue, 12th Floor
New York, New York 10022
212-935-7780
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Stephen C. Curley, Esq.	James M. McKnight, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky	Mintz, Levin, Cohn, Ferris, Glovsky
and Popeo, P.C.	and Popeo, P.C.
666 Third Avenue	666 Third Avenue
New York, NY 10017	New York, NY 10017
(212) 935-3000	(212) 935-3000

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2):
$33,688,002	$3,605

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 15,668,838 outstanding shares of common stock of BioLok International Inc. at a purchase price of $2.15 per share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Form or registration no.:
Filing Party:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by Tumbler Merger Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Tumbler Holdings, Inc., a Delaware corporation (the “Parent”), and an indirect wholly owned subsidiary of HealthpointCapital Partners II, LP, a Delaware limited partnership (the “Fund”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BioLok International Inc., a Delaware corporation (the “Company”), at a purchase price of $2.15 per Share, net to the seller in cash, without interest thereon. The terms and conditions of the offer are described in the Offer to Purchase, dated September 25, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) Name and Address.  The subject company is BioLok International Inc., a Delaware corporation. Its principal executive office is located at 368 S. Military Trail, Deerfield Beach, Florida 33442 and its telephone number at such office is (954) 698-9998.

(b) Securities.  As of September 7, 2006, there were 15,668,838 shares of common stock, par value $0.01 per share outstanding.

(c) Trading Market and Price.  The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and the Offeror” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)(1) Material Terms.  The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Terms of the Offer,” “Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations,” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

(a)(2) Mergers or Similar Transactions.  The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Terms of the Offer,” “Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations,” “Background of the Offer” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) Transactions, Significant Corporate Events.  The information set forth in the sections of the Offer to Purchase entitled “Questions and Answers,” “Introduction”, “Certain Information Concerning Parent, the Offeror and the Fund,” “Background of Offer,” “Purpose of the Offer; Stockholder Approval; Plans for the Company” and “The Merger Agreement and Other Agreements,” is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of Parent, the Offeror and the Fund or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities of the Company, an election of directors of the Company or sale or transfer of a material amount of assets of the Company.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the sections of the Offer to Purchase entitled “Questions and Answers,” “Introduction,” “Effect of Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations” and “Purpose of the Offer; Stockholder Approval; Plans for the Company” is incorporated herein by reference.

(c)(1)-(7) Plans.  The information set forth in the sections of the Offer to Purchase entitled “Questions and Answers,” “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations,” “Purpose of the Offer; Stockholder Approval; Plans for the Company” and “The Merger Agreement and Other Agreements,” is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and the Offeror” is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Stockholder Approval; Plans for the Company” and “Fees and Expenses,” is incorporated herein by reference.

ITEM 10.	Financial Statements.

Not applicable.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Annex I of the Offer to Purchase and in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Offeror,” “Background of Offer,” “Purpose of the Offer; Stockholder Approval; Plans for the Company” and “The Merger Agreement and Other Agreements,” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Stockholder Approval; Plans for the Company,” “Conditions to the Offeror’s Obligations” and “Certain Legal Matters,” is incorporated herein by reference.

(a)(3) None.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Effect of Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations,” “Source and Amount of Funds” and “Certain Legal Matters,” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	Exhibits.

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(1)(G)	Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.
(a)(1)(H)	Summary Advertisement as published in Investor’s Business Daily on September 25, 2006.†
(a)(1)(I)	Press Release issued by BioLok International Inc. on September 8, 2006.
(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2006, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc.
(d)(2)	Form of Stockholder Support Agreement, dated as of September 7, 2006, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and major stockholders.

†	The Summary Advertisement incorrectly states that the shares represented by the Stockholders Support Agreement constitute “approximately 60%” of the outstanding shares of BioLok International Inc. as of September 7, 2006. The correct amount is “approximately 53%.”

ITEM 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TUMBLER HOLDINGS, INC.

By:	/s/ Mortimer Berkowitz III
     Mortimer Berkowitz III
     President

TUMBLER MERGER CORP.

By:	/s/ Mortimer Berkowitz III
     Mortimer Berkowitz III
     President

HEALTHPOINTCAPITAL PARTNERS II, L.P.

By: HGP II, LLC,
its General Partner

By:	/s/ Mortimer Berkowitz III
     Mortimer Berkowitz III
     Managing Member

Date: September 25, 2006

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.*
(a)(1)(G)	Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.*
(a)(1)(H)	Summary Advertisement as published in Investor’s Business Daily on September 25, 2006†
(a)(1)(I)	Press Release issued by BioLok International Inc. on September 8, 2006.(1)
(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2006, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc.(2)
(d)(2)	Form of Stockholder Support Agreement, dated as of September 7, 2006, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and major stockholders.(3)

*  Included in mailing to stockholders.

†	The Summary Advertisement incorrectly states that the shares represented by the Stockholders Support Agreement constitute “approximately 60%” of the outstanding shares of BioLok International Inc. as of September 7, 2006. The correct amount is “approximately 53%.”

(1)	Incorporated by reference herein from Exhibit 99.1 to the Current Report on Form 8-K filed by BioLok International Inc. on September 8, 2006

(2)	Incorporated by reference herein from Exhibit 2.2 to the Current Report on Form 8-K filed by BioLok International Inc. on September 8, 2006

(3)	Incorporated by reference herein from Exhibit 4.3 to the Current Report on Form 8-K filed by BioLok International Inc. on September 8, 2006.